UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Maxar Technologies Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

57778K105

(CUSIP Number)

November 25, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 57778K105

1	Names of reporting persons Corriente Advisors, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 2,920,750 (1)
	7	Sole dispositive power 0
	8	Shared dispositive power 2,920,750 (1)

9	Aggregate amount beneficially owned by each reporting person 2,920,750
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 4.9% (2)
12	Type of reporting person (see instructions) OO

(1)

Consists of 2,920,750 shares of common stock of the Issuer, par value $0.0001 per share (“Shares”), directly held by Corriente Master Fund II, LP as of November 25, 2019. Corriente Advisors, LLC acts as an investment adviser to, and manages investment and trading accounts of, Corriente Master Fund II, LP. Corriente Advisors, LLC may be deemed to indirectly beneficially own securities held by Corriente Master Fund II, LP.

(2)	Based on 59,744,715 Shares outstanding as of October 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2019.

CUSIP No. 57778K105

1	Names of reporting persons Corriente Master Fund II, LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 2,920,750 (1)
	7	Sole dispositive power 0
	8	Shared dispositive power 2,920,750 (1)

9	Aggregate amount beneficially owned by each reporting person 2,920,750
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 4.9% (2)
12	Type of reporting person (see instructions) PN

(1)	Consists of 2,920,750 shares of common stock of the Issuer, par value $0.0001 per share (“Shares”), directly held by Corriente Master Fund II, LP as of November 25, 2019.
(2)	Based on 59,744,715 Shares outstanding as of October 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2019.

CUSIP No. 57778K105

1	Names of reporting persons Mark L. Hart III
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 2,920,750 (1)
	7	Sole dispositive power 0
	8	Shared dispositive power 2,920,750 (1)

9	Aggregate amount beneficially owned by each reporting person 2,920,750
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 4.9% (2)
12	Type of reporting person (see instructions) IN

(1)

Consists of 2,920,750 shares of common stock of the Issuer, par value $0.0001 per share (“Shares”), directly held by Corriente Master Fund II, LP as of November 25, 2019. Corriente Advisors, LLC acts as an investment adviser to, and manages investment and trading accounts of, Corriente Master Fund II, LP. Mr. Hart is the Chairman and Chief Executive Officer of Corriente Advisors, LLC. Mr. Hart may be deemed to indirectly beneficially own securities held by Corriente Master Fund II, LP.

(2)	Based on 59,744,715 Shares outstanding as of October 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2019.

Item 1(a)	Name of issuer:

Maxar Technologies Inc.

Item 1(b)	Address of issuer’s principal executive offices:

1300 W. 120th Avenue, Westminster, Colorado 80234

Item 2(a)	Name of person filing:

This Schedule is being filed on behalf of each of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”)

i)	Corriente Advisors, LLC (“Corriente Advisors”);

ii)	Corriente Master Fund II, LP (“Corriente Master Fund II”); and

iii)	Mark L. Hart III (“Mr. Hart”).

This Schedule relates to shares of common stock of the Issuer, par value $0.0001 per share (“Shares”), directly held by Corriente Master Fund II. Corriente Advisors acts as an investment adviser to, and manages investment and trading accounts of, Corriente Master Fund II. Corriente Advisors may be deemed to indirectly beneficially own securities held by Corriente Master Fund II. Mr. Hart is the Chairman and Chief Executive Officer of Corriente Advisors. Mr. Hart may be deemed to indirectly beneficially own securities held by Corriente Master Fund II.

Each Reporting Person declares that neither the filing of this Schedule nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

Item 2(b)	Address or principal business office or, if none, residence:

The address of the principal business office of each of the Reporting Persons is 1401 Foch St, Suite 100, Fort Worth, TX 76107.

Item 2(c)	Citizenship:

i)	Corriente Advisors is a Delaware limited liability company;

ii)	Corriente Master Fund II is a Cayman Islands limited partnership; and

iii)	Mr. Hart is a citizen of the United States of America.

Item 2(d)	Title of Class of Securities:

Common Stock, $0.0001 par value per share

Item 2(e)	CUSIP No.:

57778K105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:                    .

Item 4.	Ownership

(a)	Amount Beneficially Owned:

As of November 25, 2019, each of the Reporting Persons may be deemed to be the beneficial owner of 2,920,750 Shares.

(b)	Percent of Class:

As of November 25, 2019, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 4.9% of the Shares outstanding, based on 59,744,715 Shares outstanding as of October 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2019.

(c)	Number of shares as to which such person has:

As of November 25, 2019, for each of the Reporting Persons:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 2,920,750

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 2,920,750

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 26, 2019

CORRIENTE ADVISORS, LLC

/s/ Matthew Gilman
Chief Financial Officer

CORRIENTE MASTER FUND II, LP

/s/ Matthew Gilman
Chief Financial Officer of Corriente Advisors, LLC, the Investment Manager of Corriente Master Fund II, LP

MARK L. HART III

/s/ Mark L. Hart III

EXHIBIT INDEX

Exhibit	Page No.
A. Joint Filing Agreement	10